October 18, 2021

VIA EDGAR

Timothy (T.J.) Collins

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy (T.J.) Collins

Re:	Thrive Acquisition Corporation
Registration Statement on Form S-1
Filed September 24, 2021, as amended
File No. 333- 259418

Dear Mr. Collins:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Thrive Acquisition Corporation that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Wednesday, October 20, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BTIG, LLC
By:	/s/ Gil Ottensoser
Name: Title:	Gil Ottensoser Managing Director

As Representatives of the underwriters